UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-24612
CUSIP Number 00738A106

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: June 30, 2019

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: _______________

_________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ADTRAN, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

901 Explorer Boulevard

Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35806-2807

City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ADTRAN, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (“Q2 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period.  The Company requires additional time to compile the information necessary to prepare a complete and accurate Q2 Form 10-Q due to the Company’s ongoing assessment of the accuracy and reasonableness of its current and previously reported excess and obsolete inventory reserves (“E&O Reserves”).

On August 8, 2019, subsequent to the issuance of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (“2018 Form 10-K”), the Company’s management, in consultation with the Audit Committee of the Board of Directors, concluded that there were two material weaknesses related to internal control deficiencies that existed as of December 31, 2018 and that continued through the end of the second quarter of 2019.  Specifically, the Company’s management has determined that the Company did not, as of December 31, 2018 and through June 30, 2019, design and maintain effective internal control over certain aspects of its valuation and existence of inventory.  As a result, Management’s Report on Internal Control Over Financial Reporting included in Item 9A of the 2018 Form 10-K and the opinion of PricewaterhouseCoopers LLP (“PwC”) relating to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 included in the 2018 Form 10-K should no longer be relied upon.  Additionally, the statements within “Evaluation of disclosure controls and procedures” included in Part II, Item 9A of the 2018 Form 10-K regarding the effectiveness of the Company’s disclosure controls and procedures for the period presented are no longer accurate due to the material weaknesses described above.  The Company has determined to prepare and file an amendment to the 2018 Form 10-K (the “Form 10-K/A”) in order to address the material weaknesses and related disclosures.

Although the identified material weaknesses did result in a misstatement of the Company’s previously reported E&O Reserves, management of the Company currently believes that such misstatements did not result in a material misstatement of the Company’s previously issued financial statements.  However, the Company has not yet completed its assessment and, therefore, is unable to affirmatively conclude at this time that the completion of such assessment will not result in a material misstatement of its previously issued financial statements or that the out-of-period correction of such misstatement would not be material to the Company’s financial results for the three and six months ended June 30, 2019 or forecasted 2019 financial results.

Due to the Company’s ongoing assessment of the accuracy and reasonableness of its current and previously reported E&O Reserves, the Company is not able to complete its interim unaudited financial statements and file the Q2 Form 10-Q on or prior to the due date without unreasonable effort or expense.  Upon completion of such assessment, the Company intends to file the Q2 Form 10-Q, as well as the Form 10-K/A, as soon as practicable thereafter.

PART IV– OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Michael Foliano, Senior Vice President of Finance and Chief Financial Officer	(256)	963-8000

(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒  Yes    ☐  No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A discussion of the preliminary financial results for the second quarter and first half of 2019 is set forth in the press release and supplemental information furnished as Exhibits 99.1 and 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2019.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “intends” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s current beliefs and expectations relating to the materiality of the misstatement of the Company’s previously reported E&O Reserves and the timing of filing of the Q2 Form 10-Q and the necessary amendment to the 2018 Form 10-K.  These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control, including the risk that the Company determines that the misstatement of previously reported E&O Reserves is material and the possibility of further material delays in the Company’s financial reporting. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

ADTRAN, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2019	By: /s/ Michael Foliano
Michael Foliano Senior Vice President of Finance and Chief Financial Officer